

Mail Stop 3561

December 6, 2010

Mr. Peter Margiotta, President
Green Oasis Environmental, Inc.
10745-178 Street
Edmonton, Alberta, Canada T5S 1J6

  Re: **Green Oasis Environmental, Inc.**
     Item 4.01 Form 8-K
     Item 4.02 Form 8-K
     Filed December 1, 2010
     File No. 033-68304-02

Dear Mr. Margiotta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

General

1. We note you have engaged the accounting firm of Sherri Thorp at Amersey Investments to bring the company's financial statements up to date and audit the company's fiscal 2010 financial statements. We also note that the firm of Sherri Thorp at Amersey Investments has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act makes it unlawful for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Sherri Thorp at Amersey Investments which should include an Exhibit 16 letter from Sherri Thorp at Amersey Investments.

Item 4.01

2. As we note no prior Item 4.01 8-K filed to discuss the date the relationship with the prior auditor ended, please amend your 8-K to disclose the following:

- Whether the former auditor resigned, declined to stand for re-election, or was dismissed and the date the relationship with such accountant ended.
- Whether the decision to change auditors was recommended or approved by your board of directors.
- Disclose whether the former auditor's report on your financial statements for either of the past two years or the most recent years auditors contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.
- State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Your revised Form 8-K should include the required letter from your former auditor per Item 304(a)(3) of Regulation S-K.

3. State whether, if during the company's two most recent years, and any subsequent interim period prior to engaging the new accountant, the company consulted the newly engaged accountant regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the registrant's financial statements, or any matter that was either the subject of a disagreement or a reportable event. Refer to Regulation S-K, Item 304(a)(2) and revise.

Item 4.02

4. Please amend your filing to

    - disclose when you concluded that your financial statements should no longer be relied on;
    - identify the financial statements that should no longer be relied upon;
    - disclose whether the company concluded that its previous financial statements should no longer be relied upon or whether the company was notified by its independent auditors that the previous financial statements should no longer relied upon. To the extent that the company was notified by its auditors, disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;
    - describe the information provided by your independent accountant; and
    - state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing

    Refer to Item 4.02 of Form 8-K and revise.

5. To the extent applicable, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Other

6. We note that the company has not filed annual reports on Form 10-K since the year ended December 31, 1996. In order to bring your filings current, please file your Form 10-Ks for the years 1997 through 2009, including audited financial statements as soon as possible.

Mr. Peter Margiotta, President
Green Oasis Environmental, Inc.
December 6, 2010
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant